Exhibit 99.1

SOUFUN CLOSES US$350 MILLION CONVERTIBLE SENIOR NOTES OFFERING

BEIJING – December 17, 2013 – SouFun Holdings Limited (NYSE: SFUN) today announced the completion of its previously announced offering of US$350 million aggregate principal amount of convertible senior notes due 2018 (the “notes”) on December 10, 2013. The notes were offered to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will be convertible into SouFun’s American depositary shares (“ADSs”), each representing as of the date of this press release one Class A ordinary share of the Company, HK$1.00 par value, at the option of the holders, based on an initial conversion rate of 9.6839 of the Company’s ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$103.26 per ADS and represents an approximately 40% conversion premium over the closing trading price of the Company’s ADSs on December 4, 2013, which was US$73.76 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events.

The notes will bear interest at a rate of 2.00% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The notes will mature on December 15, 2018, unless previously redeemed, repurchased or converted in accordance with their terms prior to such date.

The Company plans to use the net proceeds from this offering for general corporate purposes, including new products and services, working capital, capital expenditures, business expansion and potential acquisitions.

The notes, the ADSs deliverable upon conversion of the notes and the Class A ordinary shares represented thereby, have not been registered under the Securities Act, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the notes, the ADSs or the Class A ordinary shares represented thereby in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.